-FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Bank plc

8 Canada Square, London, E14 5HQ, England

[  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X      Form 40-F   ]

[  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes         No   X   ]

[  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     ]

HSBC BANK PLC OFFER TO EXCHANGE MARKS AND SPENCER
FINANCIAL SERVICES PLC EURO MEDIUM TERM NOTES

Following the acquisition by HSBC Bank plc of Marks and Spencer Retail Financial Services Holdings Limited on 9 November, HSBC Bank plc will launch an exchange offer to all holders of the outstanding euro medium term notes issued by Marks and Spencer Financial Services plc. (M&SFS) to replace their notes with notes issued by HSBC Bank plc, in each case having the same nominal amount, coupon and maturity as the relevant M&SFS note.

The exchange offer will be subject to noteholder approval. It is anticipated that notice convening a meeting of noteholders will be given before the end of November 2004.

For the avoidance of doubt, the exchange offer will not extend to notes issued by Marks and Spencer plc., Marks and Spencer Finance plc. or St. Michael Finance plc., all of which are unaffected.

(The senior debt of HSBC Bank plc is rated AA- by Standard & Poor's Ratings Services, Aa2 by Moody's Investors Service and AA by Fitch Ratings Limited. The euro medium term notes issued by M&SFS are currently rated BBB by Standard and Poor's Ratings Services and Baa2 by Moody's Investors Service.)

The 21 series of notes subject to the exchange offer are:

USD 50,000,000 FRN due 2004 (ISIN: XS0182005461)
JPY 2,000,000,000 0.10% Notes due 2004 (ISIN: XS0182033323)
JPY 3,000,000,000 0.10% Notes due 2005 (ISIN: XS0184228756)
USD 35,000,000 FRN due 2005 (ISIN: XS0184814480)
JPY 1,500,000,000 FRN due 2005 (ISIN: XS0175197515)
GBP 20,000,000 FRN due 2005 (ISIN: XS0169123790)
EUR 50,000,000 FRN due 2005 (ISIN: XS0181989913)
EUR 55,000,000 FRN due 2005 (ISIN: XS0170127624)
GBP 25,000,000 FRN due 2005 (ISIN: XS0170894983)
GBP 15,600,000 FRN due 2005 (ISIN: XS0171594962)
GBP 30,000,000 FRN due 2005 (ISIN: XS0172371527)
GBP 50,000,000 FRN due 2005 (ISIN: XS0173125450)
EUR 20,000,000 FRN due 2005 (ISIN: XS0174065150)
EUR 30,000,000 FRN due 2006 (ISIN: XS0183999035)
GBP 10,000,000 FRN due 2006 (ISIN: XS0170855810)
HKD 124,000,000 FRN due 2006 (ISIN: XS0167853851)
EUR 12,500,000 FRN due 2006 (ISIN: XS0168170404)
GBP 10,000,000 FRN due 2006 (ISIN: XS0165607747)
EUR 85,000,000 FRN due 2007 (ISIN: XS0184768785)
GBP 10,000,000 FRN due 2009 (ISIN: XS0184033586)
GBP 14,000,000 FRN due 2009 (ISIN: XS0184854783)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

                                                                                                By: /s/ N S Black

                                                                                                 Name: N S Black

                                                                                                Title: Assistant Secretary

Dated: November 9, 2004